SPORT ENDURANCE, INC.
1890 South 3850 West
Salt Lake City, UT 84104
telephone number (801) 972-5949
Sportenduranceinc.com
Via Edgar

October 30, 2009
United States Securities and Exchange Commission
Division of Corporation Finance 100 F Street N.E.
Washington D.C. 20002

Re: Sport Endurance, Inc.

Request to Withdraw Registration Statement on Form SB-2 (RW)

 SEC File Number (333-69344)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Sport Endurance, Inc. (the " Registrant") hereby requests immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-69344), which was filed with the Securities and Exchange Commission (the "Commission") on September 13, 2001 along with any amendments and exhibits (the "Registration Statement").

The Registrants believe that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. Please note that the Registration Statement was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact our attorney Leo Moriarty.

 The Law Offices of Leo J. Moriarty
12534 Valley View Street #231
Garden Grove, California 92845
Telephone 714-305-5783,Facsimile 714-316-1306
 E- Mail LJMLegal@aol.com

Very truly yours,

By /s/ Robert Timothy
Robert Timothy
President of Sport Endurance, Inc.